So 3/21/05

05035106

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65840

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STG Secure Trading Group, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2700 N. Military Trail, Suite 150
(No. and Street)

Boca Raton (City) Florida (State) 33431 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Budner 561-988-6320
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein, Zugman, Weinstein & Poole, LLC
(Name – *if individual, state last, first, middle name*)

4875 North Federal Highway, Fourth Floor, Fort Lauderdale, Florida 33308-4610
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2005
WASH, D.C. 179

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Budner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STG Secure Trading Group, LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

VIRGINIA A.P. MANNER
MY COMMISSION # DD 040397
EXPIRES: July 9, 2005
1-800-3-NOTARY FL Notary Service & Bonding, Inc.

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer

Name: STG SECURE TRADING GROUP, LLC.

Address: 2700 NORTH MILITARY TRAIL #150
BOCA RATON FL 33431

Telephone: (561) 988 6320

SEC Registration Number: 8-65840

NASD Registration Number: 125956

(ii) Accounting Firm

Name: GOLDSTEIN ZUGMAN WEINSTEIN & POOLE, LLC.

Address: 4875 NORTH FEDERAL HWY

Telephone: 954 351-9000

Accountant's State Registration Number: AD 63677

(iii) Audit date covered by the Agreement:

12	31	2004
(Month)	(Day)	(Year)

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

( ) is for the annual audit only for the fiscal year ending 2____*

(✓) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), NASD may deem the audit of the broker-dealer to not have been filed.

Signature: ____________________

Name: Scott Budner

(By Firm's FINOP or President)

Title: Managing Member/FINOP Date: 02-28-2004

STG SECURE TRADING GROUP, LLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2004

AND INDEPENDENT AUDITORS' REPORT

GOLDSTEIN, ZUGMAN, WEINSTEIN & POOLE, LLC
Certified Public Accountants and Consultants

STG SECURE TRADING GROUP, LLC
TABLE OF CONTENTS
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

GOLDSTEIN, ZUGMAN, WEINSTEIN & POOLE, LLC
Certified Public Accountants and Consultants

401 Camino Gardens Blvd.
Boca Raton, FL 33432
561.368.9272
Fax 561.392.1521
admin@gzwpcpa.com

Irving L. Goldstein, C.P.A., P.A.
David B. Zugman, C.P.A., P.A.
Frederick S. Weinstein, C.P.A., P.A.
Keenan L. Poole, C.P.A., P.A.
David B. Black, C.P.A., P.A.
Steven M. Borisman, C.P.A., P.A.
Howard E. Hammer, C.P.A., P.A.

February 25, 2005

INDEPENDENT AUDITORS' REPORT

Members
STG Secure Trading Group, LLC

We have audited the accompanying statement of financial condition of STG Secure Trading Group, LLC, (a limited liability company), as of December 31, 2004 and the related statements of income/(loss), changes in members' capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of STG Secure Trading Group, LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 14 to the financial statements, the Company has suffered significant losses from operations since inception, September 1, 2003 and has a net capital deficiency, which raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goldstein, Zugman, Weinstein & Poole, LLC.

GOLDSTEIN, ZUGMAN,
WEINSTEIN & POOLE, LLC

13450 West Sunrise Boulevard, Suite 150 • Sunrise, Florida 33323 • Broward: 954.845.1175 • Miami-Dade: 305.944.0172 • Palm Beach: 561.392.2595 • Fax: 954.845.1185
Fourth Floor, 4875 North Federal Highway • Fort Lauderdale, FL 33308 • Broward 954.351.9000 • Palm Beach 561.393.0411 • Miami-Dade 305.947.7717 • Fax 954.351.9011 • www.gzwpcpa.com

STG SECURE TRADING GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$ 8,945,199
Securities owned, at market value	17,299,394
Note receivable	3,000,000
Receivable from clearing broker	95,376
Deposit with clearing broker	50,000
Furniture, fixtures, equipment, and leasehold improvements - Net	6,405
Deposits	3,300
TOTAL ASSETS	$29,399,674

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES	
Securities sold, not yet purchased, at market value	$ 978,013
Commissions payable	450,923
Accounts payable and accrued expenses	92,146
Payable to clearing broker	19,954,539
Due to STG Secure Trading Group, Inc.	377,605
Trader deposits	3,085,270
Total Liabilities	24,938,496
MEMBERS' CAPITAL	4,461,178
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$29,399,674

The accompanying notes are an integral part of these financial statements.

GOLDSTEIN, ZUGMAN, WEINSTEIN & POOLE, LLC
Certified Public Accountants and Consultants

STG SECURE TRADING GROUP, LLC
STATEMENT OF INCOME/(LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES	
Commissions	$1,399,341
Trading losses	(4,265,074)
Other	88,240
Total Revenues	(2,777,493)
EXPENSES	
Commissions	1,431,030
Brokerage and clearing	552,149
Quotations, research and regulatory	239,982
Office and administrative	551,364
Telephone	9,517
Rent	108,527
Depreciation	1,601
Total Expenses	2,894,170
NET LOSS	$(5,671,663)

The accompanying notes are an integral part of these financial statements.

STG SECURE TRADING GROUP, LLC
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2004

	Members' Capital
Balance - January 1, 2004	$ 748,913
Net loss	(5,671,663)
Contributions of members' capital	15,158,885
Distributions	(5,774,957)
BALANCE - DECEMBER 31, 2004	$ 4,461,178

The accompanying notes are an integral part of these financial statements.

STG SECURE TRADING GROUP, LLC
STATEMENT OF CASH FLOWS
FOR T FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$(5,671,663)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	1,601
Increase in securities owned, at market value	(9,507,215)
Increase in deposits	(3,300)
Decrease in exchange deposit	50,000
Decrease in due from STG Secure Trading Group, LLC	148,372
Increase in receivable from clearing broker	(95,376)
Increase in note receivable	(3,000,000)
Increase in securities sold, not yet purchased	76,609
Increase in commissions payable	396,600
Increase in accounts payable and accrued expenses	23,980
Increase in payable to clearing broker	13,063,764
Increase in due to STG Secure Trading Group, LLC	285,965
Increase in trader deposits	1,925,075
Total Adjustments	3,366,075
Net Cash Used In Operating Activities	(2,305,588)
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from members' capital contributions	15,158,885
Distributions	(5,774,957)
Net Cash Provided By Financing Activities	9,383,928
NET INCREASE IN CASH	7,078,340
Cash – January 1, 2004	1,866,859
CASH - DECEMEBR 31, 2004	$ 8,945,199

The accompanying notes are an integral part of these financial statements.

STG SECURE TRADING GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

STG Secure Trading Group, LLC (the "Company") is a fully disclosed introducing discount broker/dealer registered in several states. The Company clears transactions through Penson Financial Services, Inc. and also provides facilities to active day traders.

The Company is registered with the Securities and Exchange Commission (SEC), is a member of various exchanges, and of the National Association of Securities Dealers (NASD).

REVENUE RECOGNITION

Profit and loss arising from proprietary securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Revenue is derived from customer and proprietary trades introduced to the clearing broker, who completes the transaction and subsequently remits a commission to the Company. In the normal course of business, the Company will have positions consisting of securities owned and securities sold, not yet purchased, which are valued at market and unrealized gains and losses are which included in net income.

FURNITURE, FIXTURES, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, fixtures, equipment and leasehold improvements are stated at cost.

INCOME TAXES

The Company was formed in the State of Florida as a limited liability company, treated as a partnership for income tax reporting purposes and, as such, is not subject to income tax. Under existing provisions of the Internal Revenue Code, the income or loss of a partnership is recognized by the individual members of the partnership, Therefore, all income or loss will be reported on the individual members' income tax returns. Accordingly, no provision or liability for federal income taxes has been included in these financial statements.

ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NOTE RECEIVABLE

The note receivable of $3,000,000 is to an individual and bears interest at a rate of 10% per annum. The note is due to be repaid on February 1, 2005, unless extended by the Company at its discretion. In additional, a member of the Company is acting as a guarantor on the note. On February 8, 2005, the individual repaid $1,000,000 of the note receivable and the Company anticipates collecting the remaining $2,000,000 in 2005.

NOTE 3 - RECEIVABLE FROM CLEARING BROKER

The amount receivable from the clearing broker relates to amounts due on commission income.

NOTE 4 - PAYABLE TO CLEARING BROKER

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount payable to the clearing broker relates to these transactions and is collateralized by securities owned by the Company.

NOTE 5 - FURNITURE, FIXTURES, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, fixtures, equipment and leasehold improvements are summarized as follows:

Computers and equipment	$8,006
Less accumulated depreciation	1,601
FURNITURE, FIXTURES, EQUIPMENT AND LEASEHOLD IMPROVEMENTS - NET	$6,405

NOTE 6 - NET CAPITAL REQUIREMENT

The Company, as a registered broker/dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain "Net Capital" equal to the greater of $500,000 or 6 2/3% of "Aggregate Indebtedness", as defined.

At December 31, 2004, the Company had net capital of $(2,121,891), which was $(3,719,256) below its required minimum net capital of $1,597,365. The ratio of aggregate indebtedness to net capital should not exceed 15 to 1. At December 31, 2004, the Company's ratio was in excess of the 15 to 1 ratio.

NOTE 7 - RELATED PARTY TRANSACTIONS

From time to time, and in the normal course of business, the Company and STG Secure Trading Group, Inc. may incur and/or pay certain general and administrative expenses on each other's behalf. STG Secure Trading Group, LLC incurred $871,064 of shared expenses which were paid out of STG Secure Trading Group, Inc. At December 31, 2004, the Company had a payable to STG Secure Trading Group, Inc. of $377,605.

Certain members of STG Secure Trading Group, LLC are also the principal stockholders of STG Secure Trading Group, Inc.

NOTE 8 - CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash investments and positions held in securities.

The Company maintains a cash balance in a financial institution located in Boca Raton, Florida. The balance is insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2004, the Company had no uninsured cash balances in financial institutions.

The Company also maintains a cash balance of $8,994,273, including a clearing deposit of $50,000 and $8,944,273, in a firm trading account with its clearing broker. These amounts are not insured by the Federal Deposit Insurance Corporation.

NOTE 9 - LINE OF CREDIT

The Company currently has a line of credit agreement with its bank. The maximum borrowings under the credit line are $25,000. The interest rate on the credit line is prime plus 4.25% (9.5% at December 31, 2004). The credit line is renewable annually on April 8. At December 31, 2004, there was no balance outstanding.

NOTE 10 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures, exchange-traded and over-the-counter options, and securities purchased and sold on a when-issued basis (when-issued securities). These derivative financial instruments are used to meet the needs of registered personnel, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

NOTE 10 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK (Continued)

Future and forward contracts and when-issued securities provide for the delayed delivery of the underlying instrument. As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. The contractual or notional amounts related to these financial statements reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for forward contracts, options, and when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates.

In the normal course of business, the Company's activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell, at a loss, the financial instrument underlying the contract.

The majority of the proprietary securities transactions are transacted on a margin basis. In margin transactions, the Company is extended credit by the Company's clearing broker collateralized by cash and securities in the Company's accounts. Such transactions may expose the Company to significant off-balance-sheet risk.

Securities sold, not yet purchased, represent an obligation of the Company to deliver specified securities at a predetermined date and price. The Company is obligated to acquire the required securities at prevailing market prices in the future to satisfy this obligation. Amounts payable to the clearing broker are secured by the underlying investment held by the Corporation.

NOTE 11 - CLEARING ARRANGEMENTS

The Company clears on a fully disclosed basis with Penson Financial Services, Inc. Pursuant to the clearing agreement, the Company is required to maintain a clearing deposit of $50,000 with the clearing broker-dealer.

NOTE 12 - LITIGATION

The Company is periodically subject to various claims and lawsuits arising in the ordinary course of business. The Company believes that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on their financial position.

NOTE 13 - SUBSEQUENT EVENTS

In February 2005 the Company was placed on notice that it may have conducted business with a statutorily disqualified member and thereafter the Company took action to disassociate and divest from the relationship.

The Company has undertaken to prepare a declaratory action and an interpleader action to have a circuit court determine the appropriate manner in which to classify the capital related to such transaction and the manner in which to divest its relationship. Also, in the interim, the Company has received a settlement proposal which has been verbally agreed upon. The settlement agreement provides for the complete unwinding and dissolution of any relationship between STG Secure Trading Group, LLC and any of its related entities and the allegedly statutorily disqualified member. In the event this matter is not settled in a reasonable time period with the exchange of completed settlement documents, then STG Secure Trading Group, LLC intends to proceed with filing its declaratory relief and interpleader action.

If the member had been withdrawn from STG Secure Trading Group, LLC as of December 31, 2004, the Company's net capital/(deficiency) would have been approximately $(1,900,000) before haircuts which would already be below its required minimum net capital of $1,597,365.

NOTE 14 - GOING CONCERN

The Company has incurred significant losses since inception September 1, 2003 and has a significant net capital deficiency.

The ability of the Company to continue as a going concern is dependent on their ability to obtain additional capital and increase revenues.

The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SUPPLEMENTARY INFORMATION

STG SECURE TRADING GROUP, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

NET CAPITAL	
Total members' capital qualified for net capital	$ 4,461,178
Allowable liabilities subordinated to claims of general creditors	0
TOTAL EQUITY CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES	4,461,178
DEDUCTIONS AND/OR CHARGES	
Non-allowable assets:	
Furniture, fixture, equipment and leasehold improvements	6,405
Deposits	3,300
Note receivable	3,000,000
Total Non-Allowable Assets	3,009,705
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	1,451,473
HAIRCUTS ON SECURITIES	3,573,364
NET CAPITAL (DEFICIT)	(2,121,891)
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:	
Minimum dollar net capital requirement of reporting broker or dealer	1,597,365
EXCESS NET CAPITAL (DEFICIT)	$(3,719,256)
AGGREGATE INDEBTEDNESS:	
Commissions payable, accounts payable, accrued expenses and trader deposits	$23,960,483
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	Exceeds 15:1
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2004):	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 4,022,611
Increase in non-allowable assets	(2,756,383)
Aggregate auditor adjustments	(3,408,516)
Increase in calculation of haircuts	20,397
NET CAPITAL PER ABOVE	$(2,121,891)

STG SECURE TRADING GROUP, LLC
SCHEDULE II
STATEMENT PURSUANT TO RULE 17a-5(d)(2) OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

The Company had no liability subordinated to claims of general creditors as of January 1, 2004. In addition, there were none in existence during the year ended December 31, 2004 and, accordingly, there are no changes to report.

STG SECURE TRADING GROUP, LLC
SCHEDULE III
STATEMENT PURSUANT TO INFORMATION RELATING TO THE
POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

STG Secure Trading Group, LLC is exempt from Rule 15c3-3 under (k)(2)(ii) because all customer transactions are cleared through another broker/dealer on a fully disclosed basis. During the year, the Company did not hold customers' funds or securities. STG Secure Trading Group, LLC was in compliance with the conditions of exemption.

STG SECURE TRADING GROUP, LLC
SCHEDULE IV
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

As of December 31, 2004, STG Secure Trading Group, LLC had no credit items that would result in a reserve requirement.

GOLDSTEIN, ZUGMAN, WEINSTEIN & POOLE, LLC
Certified Public Accountants and Consultants

401 Camino Gardens Blvd.
Boca Raton, FL 33432
561.368.9272
Fax 561.392.1521
admin@gzwpcpa.com

Irving L. Goldstein, C.P.A., P.A.
David B. Zugman, C.P.A., P.A.
Frederick S. Weinstein, C.P.A., P.A.
Keenan L. Poole, C.P.A., P.A.
David B. Black, C.P.A., P.A.
Steven M. Borisman, C.P.A., P.A.
Howard E. Hammer, C.P.A., P.A.

February 25, 2005

Board of Directors and Members
STG Secure Trading Group, LLC

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5 FOR A BROKER - DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

In planning and performing our audit of the financial statements and supplemental schedules of STG Secure Trading Group, LLC, (a limited liability company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

13450 West Sunrise Boulevard, Suite 150 • Sunrise, Florida 33323 • Broward: 954.845.1175 • Miami-Dade: 305.944.0172 • Palm Beach: 561.392.2595 • Fax: 954.845.1185
Fourth Floor, 4875 North Federal Highway • Fort Lauderdale, FL 33308 • Broward 954.351.9000 • Palm Beach 561.393.0411 • Miami-Dade 305.947.7717 • Fax 954.351.9011 • www.gzwpcpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the control activities and their operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of STG Secure Trading Group, LLC, for the year ended December 31, 2004, and this report does not affect our report thereon dated February 25, 2005. The Company incorrectly valued a long position that had no value at December 31, 2004 and did not perform monthly reconciliations on certain accounts including trader deposits, accounts receivable and commissions payable. The material weaknesses involved deficiencies in the internal control activities designed to monitor the daily net total of positions held by the Company and the computation of aggregate indebtedness and net capital, which resulted in violation of Net Capital Rule 15c3-1 of Securities and Exchange Commission.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate except for the matters mentioned in the previous paragraph, at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the use of the members, management, the Securities and Exchange Commission and the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein, Zugman, Weinstein & Poole LLC

GOLDSTEIN, ZUGMAN,
WEINSTEIN & POOLE, LLC